SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February 2013
Commission File Number: 001-06439
SONY CORPORATION
(Translation of registrant’s name into English)
7-1, KONAN 1-CHOME, MINATO-KU, TOKYO 108-0075, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F.
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes  ☐   No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Quarterly Securities Report
For the three months ended December 31, 2012

(TRANSLATION)

Sony Corporation

CONTENTS

Page

Note for readers of this English translation Cautionary Statement	1 1

I	Corporate Information	2
	(1) Selected Consolidated Financial Data	2
	(2) Business Overview	3

II	State of Business	4
	(1) Risk Factors	4
	(2) Material Contracts	4
	(3) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows	4

III	Company Information	10
	(1) Information on the Company’s Shares	10
	(2) Directors and Corporate Executive Officers	17

IV	Financial Statements	18
	(1) Consolidated Financial Statements	19
	(2) Other Information	47

Note for readers of this English translation

On February 14, 2013, Sony Corporation (the “Company” or “Sony Corporation”) filed its Japanese-language Quarterly Securities Report (Shihanki Houkokusho) for the three months ended December 31, 2012 with the Director-General of the Kanto Local Finance Bureau in Japan pursuant to the Financial Instruments and Exchange Act of Japan.  This document is an English translation of the Quarterly Securities Report in its entirety, except for (i) information that had been previously filed with or submitted to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 20-F, Form 6-K or any other form and (ii) a description of differences between generally accepted accounting principles in the U.S. (“U.S. GAAP”) and generally accepted accounting principles in Japan (“J-GAAP”), which are required to be described in the Quarterly Securities Report under the Financial Instruments and Exchange Act of Japan if the Company prepares its financial statements in conformity with accounting principles other than J-GAAP.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements　of the Company and its consolidated subsidiaries (collectively “Sony”) that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game platforms, and smart phones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences; (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity; (v) Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions; (vi) Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses); (viii) Sony’s ability to maintain product quality; (ix) the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments (in particular the recent acquisition of Sony Ericsson Mobile Communications AB); (x) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xi) the outcome of pending and/or future legal and/or regulatory proceedings; (xii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; (xiii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; and (xiv) risks related to catastrophic disasters or similar events, including the Great East Japan Earthquake and its aftermath as well as the floods in Thailand. Risks and uncertainties also include the impact of any future events with material adverse impact.

I            Corporate Information
(1) Selected Consolidated Financial Data

	Yen in millions, Yen per share amounts
	Nine months ended December 31, 2011	Nine months ended December 31, 2012	Fiscal Year ended March 31, 2012
Sales and operating revenue	4,892,786	5,067,822	6,493,212
Operating income (loss)	(65,863)	82,955	(67,275)
Income (loss) before income taxes	(82,700)	58,493	(83,186)
Net loss attributable to Sony Corporation’s stockholders	(201,447)	(50,874)	(456,660)
Comprehensive income (loss)	(262,502)	75,288	(428,413)
Total equity	2,655,542	2,481,409	2,490,107
Total assets	12,916,000	13,861,045	13,295,667
Net loss attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	(200.73)	(50.69)	(455.03)
Net loss attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	(200.73)	(50.69)	(455.03)
Ratio of stockholders’ equity to total assets (%)	17.2	14.5	15.3
Net cash provided by operating activities	283,791	220,353	519,539
Net cash used in investing activities	(607,168)	(721,020)	(882,886)
Net cash provided by financing activities	159,495	286,574	257,336
Cash and cash equivalents at end of the period	801,708	698,029	894,576

	Yen in millions, Yen per share amounts
	Three months ended December 31, 2011	Three months ended December 31, 2012
Sales and operating revenue	1,822,876	1,947,980
Net loss attributable to Sony Corporation’s stockholders	(158,968)	(10,763)
Net loss attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	(158.40)	(10.72)

Notes:

1.	The Company’s consolidated financial statements are prepared in conformity with U.S. GAAP.
2.	The Company reports equity in net loss of affiliated companies as a component of operating income (loss).
3.	Consumption taxes are not included in sales and operating revenue.
4.	Total equity is presented based on U.S. GAAP.
5.	Ratio of stockholders’ equity to total assets is calculated by using total equity attributable to the stockholders of the Company.
6.	The Company prepares consolidated financial statements. Therefore parent-only selected financial data is not presented.

(2) Business Overview

There was no significant change in the business of Sony during the nine months ended December 31, 2012.

Sony realigned its reportable segments effective from the first quarter of the fiscal year ending March 31, 2013.  For further information on the realignment, please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 12. Business segment information”.

As of December 31, 2012, the Company had 1,341 subsidiaries and 109 affiliated companies, of which 1,320 companies are consolidated subsidiaries (including variable interest entities) of the Company.  The Company has applied the equity accounting method for 102 affiliated companies.

II                      State of Business

(1) Risk Factors

Note for readers of this English translation:

There was no significant change from the information presented in the Risk Factors section of the Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on June 27, 2012, as amended by Amendment No.1 on Form 20-F/A filed with the SEC on July 20, 2012.   Any forward-looking statement included in the descriptions below is based on the current judgment of management.

URL: The Annual Report on Form 20-F filed with the SEC on June 27, 2012
http://www.sec.gov/Archives/edgar/data/313838/000119312512284981/d305818d20f.htm

URL: The Amendment No.1 on Form 20-F/A filed with the SEC on July 20, 2012
http://www.sec.gov/Archives/edgar/data/313838/000119312512308053/d305818d20fa.htm

(2) Material Contracts

There were no material contracts executed during the three months ended December 31, 2012.

Note for readers of this English translation:

There was no significant change from the information presented in the Annual Report on Form 20-F (“Patents and Licenses” in Item 4) filed with the SEC on June 27, 2012, the Amendment No.1 on Form 20-F/A filed with the SEC on July 20, 2012 and the Restatement of Financial Information for New Reporting Segments on Form 6-K submitted to the SEC on November 14, 2012.

URL: The Annual Report on Form 20-F filed with the SEC on June 27, 2012
http://www.sec.gov/Archives/edgar/data/313838/000119312512284981/d305818d20f.htm

URL: The Amendment No.1 on Form 20-F/A filed with the SEC on July 20, 2012
http://www.sec.gov/Archives/edgar/data/313838/000119312512308053/d305818d20fa.htm

URL: The Restatement of Financial Information for New Reporting Segments on Form 6-K submitted to the SEC on November 14, 2012
http://www.sec.gov/Archives/edgar/data/313838/000119312512469898/d409265d6k.htm

(3) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows

i) Results of Operations

Note for readers of this English translation:

Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report for the three-month and nine-month periods ended December 31, 2012, since it is the same as described in a press release previously submitted to the SEC.  Please refer to “Consolidated Financial Results for the Third Quarter Ended December 31, 2012” submitted to the SEC on Form 6-K on February 7, 2013.

URL: The press release titled “Consolidated Financial Results for the Third Quarter Ended December 31, 2012”
http://www.sec.gov/Archives/edgar/data/313838/000115752313000564/a50554087.htm'

Foreign Exchange Fluctuations and Risk Hedging

Note for readers of this English translation:

Except for the information below, there was no significant change from the information presented in the Foreign Exchange Fluctuations and Risk Hedging section of the Annual Report on Form 20-F filed with the SEC on June 27, 2012, as amended by Amendment No.1 on Form 20-F/A filed with the SEC on July 20, 2012, and the Restatement of Financial Information for New Reporting Segments on Form 6-K submitted to the SEC on November 14, 2012.  Although foreign exchange rates have fluctuated, there has been no significant change in Sony’s risk hedging policy from the description in the Annual Report on Form 20-F, Amendment No. 1 on Form 20-F/A and the Restatement of Financial Information for New Reporting Segments on Form 6-K.

URL: The Annual Report on Form 20-F filed with the SEC on June 27, 2012
http://www.sec.gov/Archives/edgar/data/313838/000119312512284981/d305818d20f.htm

URL: The Amendment No.1 on Form 20-F/A filed with the SEC on July 20, 2012
http://www.sec.gov/Archives/edgar/data/313838/000119312512308053/d305818d20fa.htm

URL: The Restatement of Financial Information for New Reporting Segments on Form 6-K submitted to the SEC on November 14, 2012
http://www.sec.gov/Archives/edgar/data/313838/000119312512469898/d409265d6k.htm

During the three months ended December 31, 2012, the average rates of the yen were 81.2 yen against the U.S. dollar and 105.4 yen against the euro, which was 6.0 percent lower and 2.5 percent lower, respectively, than the same quarter of the previous fiscal year (“year-on-year”).

For the three months ended December 31, 2012, sales were 1,948.0 billion yen, an increase of 6.9 percent year-on-year, while on a constant currency basis, sales increased approximately 3 percent year-on-year.  For references to information on a constant currency basis, see Note at the bottom of this section.

Consolidated operating income of 46.4 billion yen was recorded for the three months ended December 31, 2012, compared to an operating loss of 91.7 billion yen in the same quarter of the previous fiscal year, an improvement of 138.2 billion yen year-on-year (an improvement of approximately 137.5 billion yen year-on-year on a constant currency basis).

The table below indicates the impact on sales and operating results of each of Sony’s five Electronics segments.  For a detailed analysis of segment performance, please refer to the “Operating Performance Highlights by Business Segment” in the “Results of Operations” section above, which discusses the impact of foreign exchange rates within each segment.

				(Billions of yen)
		Third quarter ended December 31		Change in yen	Change on constant currency basis	Impact of changes in foreign exchange rates
		2011	2012

IP&S	Sales	189.4	180.5	-4.7%	-9%	+8.3
	Operating loss	(6.7)	(2.9)	+3.9	+3.0	+0.8
Game	Sales	316.1	268.5	-15.1%	-18%	+7.8
	Operating income	33.8	4.6	-29.2	-31.3	+2.1
MP&C	Sales	164.0	318.8	+94.4%	+92%	+4.3
	Operating loss	(48.4)	(21.3)	+27.1	+33.8	-6.7
HE&S	Sales	394.3	323.8	-17.9%	-22%	+14.9
	Operating loss	(89.8)	(8.0)	+81.8	+79.8	+2.0
Devices	Sales	233.2	217.3	-6.8%	-11%	+9.5
	Operating income (loss)	(15.6)	9.7	+25.2	+23.1	+2.2

In addition, sales for the Pictures segment increased 30.1 percent year-on-year to 208.9 billion yen, an approximately 22 percent increase on a constant currency (U.S. dollar) basis.  In the Music segment, sales increased 2.4 percent year-on-year to 126.4 billion yen, an approximately 1 percent decrease on a constant currency basis.  Sony’s Financial Services segment consolidates the yen-based results of Sony Financial Holdings Inc.  As most of the operations in this segment are based in Japan, Sony’s management analyzes the performance of the Financial Services segment on a yen basis only.

Note: In this section, the descriptions of sales on a constant currency basis reflect sales obtained by applying the yen’s monthly average exchange rates from the same quarter of the previous fiscal year to local currency-denominated monthly sales in the three months ended December 31, 2012.  The impact of foreign exchange rate fluctuations on operating income (loss) described herein is estimated by deducting cost of sales and SGA expenses on a constant currency basis from sales on a constant currency basis.  Cost of sales and SGA expenses on a constant currency basis are obtained by applying the yen’s monthly average exchange rates from the same quarter of the previous fiscal year to the corresponding local currency-denominated monthly cost of sales and SGA expenses for the three months ended December 31, 2012.  In certain cases, most significantly in the Pictures segment, and Sony Music Entertainment and Sony/ATV Music Publishing LLC in the Music segment, the constant currency amounts are after aggregation on a U.S. dollar basis.  Sales and operating income (loss) on a constant currency basis are not reflected in Sony’s consolidated financial statements and are not measured in accordance with U.S. GAAP.  Sony does not believe that these measures are a substitute for U.S. GAAP measures.  However, Sony believes that disclosing sales and operating income information on a constant currency basis provides additional useful analytical information to investors regarding the operating performance of Sony.

Status of Cash Flows

Note for readers of this English translation:

Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report for the nine-month period ended December 31, 2012, since it is the same as described in a press release previously submitted to the SEC.  Please refer to “Consolidated Financial Results for the Third Quarter Ended December 31, 2012” submitted to the SEC on Form 6-K on February 7, 2013.

URL: The press release titled “Consolidated Financial Results for the Third Quarter Ended December 31, 2012”
http://www.sec.gov/Archives/edgar/data/313838/000115752313000564/a50554087.htm

ii) Issues Facing Sony and Management’s Response to those Issues

Note for readers of this English translation:

Except as set forth below, there was no significant change from the information presented as the Issues Facing Sony and Management’s Response to those Issues in the Trend Information section of the Annual Report on Form 20-F filed with the SEC on June 27, 2012, as amended by Amendment No.1 on Form 20-F/A filed with the SEC on July 20, 2012, and the Restatement of Financial Information for New Reporting Segments on Form 6-K submitted to the SEC on November 14, 2012.  The changes are indicated by underline below.  Any forward-looking statement included in the descriptions below is based on the current judgment of management.

URL: The Annual Report on Form 20-F filed with the SEC on June 27, 2012
http://www.sec.gov/Archives/edgar/data/313838/000119312512284981/d305818d20f.htm

URL: The Amendment No.1 on Form 20-F/A filed with the SEC on July 20, 2012
http://www.sec.gov/Archives/edgar/data/313838/000119312512308053/d305818d20fa.htm

URL: The Restatement of Financial Information for New Reporting Segments on Form 6-K submitted to the SEC on November 14, 2012
http://www.sec.gov/Archives/edgar/data/313838/000119312512469898/d409265d6k.htm

4. Creating new businesses and accelerating innovation

Sony will continue to aggressively promote innovation intended to deliver mid- to long-term growth, as well as the development of differentiating technologies that enhance core product value.  For example, Sony is targeting mid- to long-term growth in the medical and 4K businesses.  In the medical business Sony has already launched a range of medical peripherals such as printers, monitors, cameras, and recorders. Sony also plans to enter the medical equipment business, where its strengths in various core digital imaging technologies offer significant competitive advantages in applications such as endoscopes.  Furthermore, Sony plans to enter the life science business where it can leverage its expertise in technologies such as semiconductor lasers, image sensors and micro fabrication.  Sony is also drawing on its comprehensive strengths in audio and visual technologies to aggressively promote the growth of 4K technology, which delivers more than four times the resolution of Full HD.  Incorporation of Sony-developed technologies, such as image sensors, image processing compression LSIs and high-speed optical transmission modules into its professional-use and high-end consumer products will pave the way for Sony to continue to expand and enrich its 4K-compatible product lineup.  In an effort to create new businesses, Sony and Olympus Corporation (“Olympus”) entered into a business alliance agreement and a capital alliance agreement through a third-party allotment of Olympus’s common shares to Sony in September 2012, and the two companies agreed to establish a medical business venture.  (For further information on the capital alliance agreement, please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 11. Commitments, contingent liabilities and other”.)  Through the utilization of its leading-edge electronics technologies, such as digital imaging, 4K and 3D, Sony believes that it can create new business opportunities by offering innovative and competitive products in the area of surgical endoscopes and other related areas where future growth is anticipated.

iii) Research and Development

Note for readers of this English translation:
Excluding the below, there was no significant change from the information presented as the Research and Development in the Annual Report on Form 20-F filed with the SEC on June 27, 2012, as amended by the Amendment No.1 on Form 20-F/A filed with the SEC on July 20, 2012, and the Restatement of Financial Information for New Reporting Segments on Form 6-K submitted to the SEC on November 14, 2012.

URL: The Annual Report on Form 20-F filed with the SEC on June 27, 2012
http://www.sec.gov/Archives/edgar/data/313838/000119312512284981/d305818d20f.htm

URL: The Amendment No.1 on Form 20-F/A filed with the SEC on July 20, 2012
http://www.sec.gov/Archives/edgar/data/313838/000119312512308053/d305818d20fa.htm

URL: The Restatement of Financial Information for New Reporting Segments on Form 6-K submitted to the SEC on November 14, 2012
http://www.sec.gov/Archives/edgar/data/313838/000119312512469898/d409265d6k.htm

There were the following significant changes in research and development activities for the period.
The R&D Platform and Common Software Platform were realigned in April 2012, as the System & Software Technology Platform, the Advanced Device Technology Platform and the Corporate R&D to implement a process of stringent selection and focus in the area of R&D, to enable the Company to optimize resource allocation, and to enhance R&D which leads to the generation of new businesses and establishment of next generation basic technology.
In addition, the System Technology Laboratory and the New Business Creating Division were integrated and realigned in July 2012, as the Business Design and Innovation Laboratory to strengthen the development of new businesses.
Research and development costs for the nine months ended December 31, 2012 totaled 349.6 billion yen.

iv) Liquidity and Capital Resources

Note for readers of this English translation:

Except for the information related to the commitment line, execution of syndicated loans and issuance of convertible bonds below, there was no significant change from the information presented in the Annual Report on Form 20-F filed with the SEC on June 27, 2012, as amended by Amendment No.1 on Form 20-F/A filed with the SEC on July 20, 2012.  The changes are indicated by underline below.  Any forward-looking statement included in the descriptions below is based on the current judgment of management.

URL: The Annual Report on Form 20-F filed with the SEC on June 27, 2012
http://www.sec.gov/Archives/edgar/data/313838/000119312512284981/d305818d20f.htm

URL: The Amendment No.1 on Form 20-F/A filed with the SEC on July 20, 2012
http://www.sec.gov/Archives/edgar/data/313838/000119312512308053/d305818d20fa.htm

Sony typically raises funds through straight bonds, CP programs and bank loans (including syndicated loans).  If market disruption and volatility occur and if Sony could not raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions.  Sony has a total, translated into yen, of 777.4 billion yen in unused committed lines of credit as of December 31, 2012.  Details of those committed lines of credit are: a 475.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, effective until November 2015, a 1.5 billion U.S. dollar multi-currency committed line of credit also with a syndicate of Japanese banks, effective until December 2013, and a 2.02 billion U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks, effective until April 2015, in all of which Sony Corporation and its consolidated subsidiary, Sony Global Treasury Services Plc are defined as borrowers.  In November 2012, Sony extended by one year the term for the 475.0 billion yen committed line of credit contracted with a syndicate of Japanese banks.  These contracts are aimed at securing sufficient liquidity in a quick and stable manner even in the event of turmoil within the financial and capital markets.
Sony executed a syndicated loan totaling 65.0 billion yen in July 2012 (with a maturity of 3 to 6 years).  The proceeds of the loan were used for general corporate purposes.  In addition, Sony issued Zero Coupon Convertible Bonds due 2017 (bonds with stock acquisition rights) in the aggregate principal amount of 150.0 billion yen in November 2012.  The proceeds from the issuance of the bonds were applied or are to be applied to capital expenditures, equity investments and the redemption of debt.

Ⅲ           Company Information

(1) Information on the Company’s Shares

i) Total Number of Shares

1) Total Number of Shares

Class	Total number of shares authorized to be issued
Common stock	3,600,000,000
Total	3,600,000,000

2) Number of Shares Issued
Class	Number of shares issued		Name of Securities Exchanges where the shares are listed or authorized Financial Instruments Firms Association where the shares are registered	Description
	As of the end of the third quarterly period (December 31, 2012)	As of the filing date of the Quarterly Securities Report (February 14, 2013)
Common stock	1,004,638,164	1,011,950,206	Tokyo Stock Exchange Osaka Securities Exchange New York Stock Exchange London Stock Exchange	The number of shares constituting one full unit is one hundred (100).
Total	1,004,638,164	1,011,950,206	—	—
Notes:
1.	The Company’s shares of common stock are listed on the First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange in Japan.
2.
The number of shares issued as of the filing date of this Quarterly Securities Report does not include shares issued upon the exercise of stock acquisition rights (“SARs”) during February 2013, the month in which this Quarterly Securities Report (Shihanki Houkokusho) was filed.

ii) Stock Acquisition Rights

Note for readers of this English translation:

The Japanese-language Quarterly Securities Report includes a summary of the main terms and conditions of the SARs listed below which were issued during the three months ended December 31, 2012.  A summary of such terms and conditions has previously been filed with or submitted to the SEC under Form 6-K or Form S-8.  There has been no change to such terms and conditions since the applicable date of such filings or submissions.

URL: The list of documents previously filed or submitted by the Company
http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000313838&owner=include&count=40

Stock acquisition rights (outstanding as of December 31, 2012)
Name (Date of resolution of the Board of Directors and Date of decision of the Representative Corporate Executive Officer, President & CEO)	Number of SARs issued	Number of shares of common stock to be issued or transferred
The twenty-fourth series of Common Stock Acquisition Rights (October 31, 2012 and November 14, 2012)	7,387	738,700
The twenty-fifth series of Common Stock Acquisition Rights (October 31, 2012 and November 14, 2012)	11,763	1,176,300

 iii) Zero Coupon Convertible Bonds due 2017 (bonds with stock acquisition rights (tenkanshasaigata shinkabu yoyakuken-tsuki shasai))

Date of resolution	October 31, 2012 (Resolution of the Board of Directors) and November 14, 2012 (Decision of the Representative Director, President and CEO)
Number of the Stock Acquisition Rights	7,500 *1
Of which: Number of treasury stock acquisition rights held by the Company	-
Class of shares to be acquired upon exercise of the Stock Acquisition Rights	Shares of common stock 100 Shares constitute one unit.
Number of shares to be acquired upon exercise of the Stock Acquisition Rights	156,739,811 shares *2
Amount to be paid upon exercise of the Stock Acquisition Rights	20 million yen *3
Exercise period of the Stock Acquisition Rights	Period from and including December 14, 2012 up to and including 3:00 p.m. on November 16, 2017 (London time) *4
Issue price and amount to be accounted for as stated capital in case of an issue of shares upon exercise of the Stock Acquisition Rights	Issue price per share: 957 yen *3 Amount to be accounted for as stated capital per share: 479 yen
Conditions for exercise of the Stock Acquisition Rights	No Stock Acquisition Right may be exercised in part only.
Matters concerning transfers of the Stock Acquisition Rights	The Stock Acquisition Rights are incorporated into the convertible bond-type bonds with stock acquisition rights and shall not be transferable separately from the Bonds.
Matters concerning substitute payments
Upon exercise of one (1) Stock Acquisition Right, the Bond relating to such Stock Acquisition Right shall be contributed.  The price of asset to be contributed upon exercise of one (1) Stock Acquisition Right shall be equal to the principal amount of each Bond.

Matters concerning delivery of the Stock Acquisition Rights in the event of corporate transactions	*5
Outstanding amount of the Bonds with Stock Acquisition Rights	150,000 million yen

Notes:	*1
The number of Shares to be newly issued or to be transferred in lieu of such issuance from the Shares held by the Company as treasury stock upon exercise of the Stock Acquisition Rights (hereinafter, the issuance or transfer of the Shares is referred to as “delivery” thereof) will be determined by dividing the aggregate principal amount of the Bonds with respect to the Stock Acquisition Rights so exercised by the Conversion Price as set forth in Note 3; provided, however, that fractions of a Share will not be issued and no adjustment by means of cash payment will be made in respect thereof.  If a Bondholder would receive a number of Shares not constituting one (1) unit thereof (tangen miman kabushiki) (“Non-unit Shares”) upon exercise of the Stock Acquisition Right(s), such Non-unit Shares shall be delivered to the relevant Bondholder in the same manner as that of the Shares constituting a whole unit of Shares, and no cash amounts shall be paid by the Company in respect of such Non-unit Shares.

*2
In the case where the Conversion Price is adjusted in accordance with Note 3, the number of shares to be acquired upon exercise of the Stock Acquisition Rights shall be adjusted to the number obtained by dividing the aggregate principal amount of the Bonds by the adjusted Conversion Price.

*3
Each Bond shall be contributed upon exercise of one (1) Stock Acquisition Right in respect of such Bond.  The price of asset to be contributed upon exercise of one (1) Stock Acquisition Right shall be equal to the principal amount of each Bond.

The price at which Shares shall be acquired upon the exercise of the Stock Acquisition Rights (the “Conversion Price”) shall initially be 957 yen.

The Conversion Price shall be adjusted in accordance with the following formula, if the Company issues new Shares or disposes of the Shares it holds at an issue price or disposal price below the current market price of the Shares (except in the case of exercising the stock acquisition rights of the Company and exercising the right to demand the acquisition of shares with a put option).  In the following formula, the “Number of shares outstanding” means the total number of the Shares that are issued and outstanding (but excluding those held by the Company).

Conversion Price after adjustment	=	Conversion Price before adjustment	×	Number of shares outstanding	+	Number of shares to be issued or disposed of	×	Issue or disposal price per share
Market price per share
				Number of shares outstanding		+	Number of shares to be issued or disposed of

The Conversion Price will also be appropriately adjusted in accordance with the Terms and Conditions of the Bonds with Stock Acquisition Rights in the case of a stock split (including a free share distribution) of the Shares, consolidation of the Shares, an issue by the Company of stock acquisition rights to acquire the Shares (including stock acquisition rights incorporated into bonds with stock acquisition rights) at a price below the current market price of the Shares, a distribution of a dividend that exceeds certain limits, or in certain other cases.

Furthermore, in the case where (1) a Corporate Event (as defined in the Terms and Conditions of the Bonds with Stock Acquisition Rights) has occurred, (2) the Company is entitled for an early redemption upon occurrence of delisting of the Shares, or (3) the Company is entitled for an early redemption upon occurrence of a Squeezeout Event, the Conversion Price shall be reduced to the price calculated in accordance with the specified manner set forth in the Terms and Conditions of the Bonds with Stock Acquisition Rights.

*4
(1) In the case of early redemption at the option of the Company, early redemption upon occurrence of a Corporate Event, early redemption upon occurrence of delisting of the Shares, or early redemption upon occurrence of a Squeezeout Event (unless, in the case of an early redemption for taxation reasons, as categorized in an early redemption at the option of the Company, where the holder of such Bond has elected that such Bond shall not be redeemed early), the exercise period shall be up to 3:00 p.m. on the third (3rd) Tokyo Business Day prior to the date fixed for redemption thereof, (2) in the case of an Early redemption at the option of the Bondholders, the exercise period shall be up to the time when the relevant notice of redemption is deposited at the Exercise Agent, (3) in the case of a purchase and cancellation of the Bond, the exercise period shall be up to the time when such Bond is so cancelled by the Company or delivered by a subsidiary to the Company for cancellation, or (4) in the case where the Bond becomes due and repayable, the exercise period shall be up to the time when such Bond becomes so due and repayable.

In any case of the foregoing, the Stock Acquisition Right may not be exercised after November 16, 2017.

Notwithstanding the foregoing, the Stock Acquisition Right may not be exercised for such period as may be designated by the Company if the Company reasonably determines that such suspension is necessary in order to consummate the relevant reorganisation of the Company; provided that such period may not exceed thirty (30) days and shall expire on or before the date that is fourteen (14) days after the Corporate Event Effective Date.

Furthermore, notwithstanding the foregoing, the Stock Acquisition Rights may not be exercised where the calendar day in Japan on which the exercise of the Stock Acquisition Rights shall become effective (or the next following Tokyo Business Day, if the relevant calendar day will not be a Tokyo Business Day) would fall on a date within the period from and including (x) the second (2nd) Tokyo Business Day falling immediately prior to any record date specified by the Company or any other date set for the purpose of determination of shareholders in connection with Paragraph 1 of Article 151 of the Act on Book-Entry Transfer of Company Bonds, Shares, etc. (together with the record date specified by the Company, collectively, the “Shareholder Determination Date”) (or, if such Shareholder Determination Date falls on a date that is not a Tokyo Business Day, the third (3rd) Tokyo Business Day falling immediately prior to such Shareholder Determination Date), to and including (y) such Shareholder Determination Date (provided that if such Shareholder Determination Date falls on a date that is not a Tokyo Business Day, the Tokyo Business Day immediately following such Shareholder Determination Date).

*5	Matters concerning delivery of the Stock Acquisition Rights in the event of corporate transactions shall be as follows:

(1)
If a Corporate Event occurs and: (i) it is legally possible under the then applicable laws (taking into account the then official or judicial interpretation or application of such laws) to effect substitution of the New Obligor for the Company and the grant of the New Stock Acquisition Rights (as defined below) in such a manner as set out in the Terms and Conditions of the Bonds with Stock Acquisition Rights; (ii) a practical structure for such substitution and grant has been or can be established; and (iii) such substitution and grant can be consummated without the Company or the New Obligor incurring costs or expenses (including taxes) which are in the opinion of the Company unreasonable in the context of the entire transaction, then the Company shall use its best endeavours to cause the New Obligor to assume the obligations in respect of the Bonds and to grant stock acquisition rights of the New Obligor (hereinafter referred to as the “New Stock Acquisition Rights”) pursuant to the Terms and Conditions of the Bonds with Stock Acquisition Rights and the Trust Deed.  In connection with any assumption of the Bonds by the New Obligor and the grant of the New Stock Acquisition Rights by the New Obligor, the Company shall also use its best endeavours to ensure that the shares of common stock of the New Obligor will be listed on any financial instruments exchange in Japan on the relevant Corporate Event Effective Date.

(2)	The New Stock Acquisition Rights delivered by the New Obligor described in (1) above will be delivered in accordance with the following terms:

(a)	Number of New Stock Acquisition Rights:

The number of New Stock Acquisition Rights to be granted will be equal to the number of the Stock Acquisition Rights held by the holders of the Bonds with Stock Acquisition Rights outstanding immediately prior to the relevant Corporate Event Effective Date.

(b)	Class of shares to be issued or transferred upon the exercise of the New Stock Acquisition Rights:

Shares of common stock of the New Obligor.

(c)	Number of shares to be issued or transferred upon exercise of the New Stock Acquisition Rights:

The number of shares of common stock of the New Obligor to be delivered upon exercise of the New Stock Acquisition Rights shall be determined by the New Obligor by reference to the Terms and Conditions of the Bonds with Stock Acquisition Rights taking into account the terms of the transaction that has caused the relevant Corporate Event, and further subject to the provisions below.  The conversion price shall be adjusted in the same manner as that of the Bonds with Stock Acquisition Rights.

(i)
In the case of a merger event, a share exchange or a share transfer, the conversion price for the New Stock Acquisition Rights shall be such that the holder of a New Stock Acquisition Right would upon its exercise immediately after the Corporate Event Effective Date receive the number of shares of common stock of the New Obligor receivable upon transaction that would cause the relevant Corporate Event by a holder of the number of Shares which a holder of a Stock Acquisition Right would have received had such Stock Acquisition Right been exercised immediately prior to the relevant Corporate Event Effective Date.  If securities (other than shares of common stock of the New Obligor) or other property shall be delivered upon the Corporate Event, the conversion price for the New Stock Acquisition Rights shall be the amount that the holders of the New Stock Acquisition Rights may acquire the number of shares of common stock of the New Obligor obtained by dividing the fair market value of such securities or properties delivered by the New Obligor Current Market Price per Share (as defined in the Terms and Conditions of the Bonds with Stock Acquisition Rights).

(ii)
In the case of any other Corporate Event, the conversion price for the New Stock Acquisition Rights shall be such that the holder of a New Stock Acquisition Right shall upon its exercise immediately after the Corporate Event Effective Date receive an equivalent economic interest to be determined by the Company as that which a Bondholder would have received had such Stock Acquisition Right been exercised immediately before the relevant Corporate Event Effective Date.

(d)	Description of asset to be contributed upon exercise of the New Stock Acquisition Rights and amount thereof:

Each assumed Bond shall be contributed upon the exercise of each New Stock Acquisition Right and the price of the asset to be contributed upon the exercise of each New Stock Acquisition Right shall be equal to the principal amount of each assumed Bond.

(e)	Period during which the New Stock Acquisition Rights are exercisable:

The New Stock Acquisition Rights may be exercised at any time during the period from, and including, the later of the relevant Corporate Event Effective Date or the date of implementation of the scheme described in (1) above up to, and including, the last day of the exercise period of the Stock Acquisition Rights.

(f)	Other conditions for the exercise of the New Stock Acquisition Rights:

No New Stock Acquisition Right may be exercised in part only.

(g)	Amount of stated capital and additional paid-in capital increased by issue of shares upon exercise of the New Stock Acquisition Rights:

(i)
The amount of stated capital increased by the issue of the shares upon the exercise of the New Stock Acquisition Rights shall be one-half of the “maximum capital and other increase amount” as calculated pursuant to Article 17 of the Rules of Account Settlement of Corporations in respect of such exercise (with any fraction of less than one yen resulting from such calculation being rounded up).

(ii)
The amount of additional paid-in capital increased by issue of the shares upon the exercise of the New Stock Acquisition Rights shall be the amount obtained by subtracting the amount of stated capital to be increased as set forth in (i) above from the “maximum capital and other increase amount” as set forth in (i) above.

(h)	In case of occurrence of a Corporate Event:

If a Corporate Event occurs to the New Obligor, the New Stock Acquisition Rights shall be dealt with in the same manner as that of the Bonds with Stock Acquisition Rights.

(i)	Others:

Fractions of a share of common stock of the New Obligor will not be issued upon exercise of the New Stock Acquisition Rights and no adjustment by means of cash payment will be made in respect thereof.  The holder of each Bond outstanding as of the relevant Corporate Event Effective Date may not transfer such Bond separately from the New Stock Acquisition Rights.  In the case where such restriction on transfer of the Bond would not be effective under the then applicable law, a stock acquisition right of the New Obligor incorporated in a bond that is issued by the New Obligor and equivalent to the Bond may be delivered to the holder of each Bond outstanding immediately prior to the Corporate Event Effective Date in place of the Stock Acquisition Right and the Bond.

iv) Status of the Exercise of Moving Strike Convertible Bonds

Not applicable.

v) Description of Rights Plan

Not applicable.

vi) Changes in the Total Number of Shares Issued and the Amount of Common Stock, etc.
Period	Change in the total number of shares issued	Balance of the total number of shares issued	Change in the amount of common stock	Balance of the amount of common stock	Change in the legal capital surplus	Balance of the legal capital surplus
	(Thousands)	(Thousands)	(Yen in Millions)	(Yen in Millions)	(Yen in Millions)	(Yen in Millions)
From October 1 to December 31, 2012	—	1,004,638	—	630,923	—	837,611

Note:  Upon the share exchange implemented by the Company and So-net Entertainment Corporation during the period from January 1, 2013 to January 31, 2013, the total number of shares issued increased by 7,312 thousand shares and the legal capital surplus increased by 7,005 million yen, respectively.

vii) Status of Major Shareholders

		(As of December 31, 2012)
Name	Address	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
Moxley and Co. LLC *1 (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	New York, U.S.A. (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	64,624	6.43
Japan Trustee Services Bank, Ltd. (Trust account) *2	1-8-11, Harumi, Chuo-ku, Tokyo	46,702	4.65
The Master Trust Bank of Japan, Ltd. (Trust account) *2	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	40,087	3.99
SSBT OD05 Omnibus Account - Treaty Clients *3 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited)	Sydney, Australia (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	22,150	2.20
The Bank of New York, Treaty Jasdec Account *3 (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	Brussels, Belgium (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	13,201	1.31
Japan Trustee Services Bank, Ltd. (Trust account 1) *2	1-8-11, Harumi, Chuo-ku, Tokyo	11,405	1.14
Japan Trustee Services Bank, Ltd. (Trust account 6) *2	1-8-11, Harumi, Chuo-ku, Tokyo	11,071	1.10
Japan Trustee Services Bank, Ltd. (Trust account 3) *2	1-8-11, Harumi, Chuo-ku, Tokyo	10,394	1.03
SIX SIS Ltd. *3 (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	Olten, Switzerland (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	10,122	1.01
State Street Bank - West Pension Fund Clients - Exempt *3 (Local Custodian: Mizuho Corporate Bank, Ltd.)	Quincy, U.S.A. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	9,372	0.93
Total		239,129	23.80

Notes:
*1.	Moxley and Co. LLC is the nominee of JPMorgan Chase Bank, N.A., which is the Depositary for holders of the Company’s American Depositary Receipts (“ADRs”).
*2.	The shares held by each shareholder are held in trust for investors, including shares in securities investment trusts.
*3.	Each shareholder provides depositary services for shares owned by institutional investors, mainly in Europe and North America. They are also the nominees for these investors.

viii) Status of Voting Rights

1) Shares Issued
 (As of December 31, 2012)
Classification	Number of shares of common stock	Number of voting rights (Units)	Description
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock, etc.)	1,033,000	—	—
Shares with full voting rights (Others)	1,001,151,900	10,011,519	—
Shares constituting less than one full unit	2,453,264	—	Shares constituting less than one full unit (100 shares)
Total number of shares issued	1,004,638,164	—	—
Total voting rights held by all shareholders	—	10,011,519	—
Note:
Included in “Shares with full voting rights (Others)” under “Number of shares of common stock” are 19,500 shares of common stock held under the name of Japan Securities Depository Center, Incorporated.  Also included in “Shares with full voting rights (Others)” under “Number of voting rights (Units)” are 195 units of voting rights relating to the shares of common stock with full voting rights held under the name of Japan Securities Depository Center, Incorporated.

2) Treasury Stock, Etc.
(As of December 31, 2012)
Name of shareholder	Address of shareholder	Number of shares held under own name	Number of shares held under the names of others	Total number of shares held	Percentage of shares held to total shares issued (%)
Sony Corporation (Treasury stock)	1-7-1, Konan, Minato-ku, Tokyo	1,033,000	—	1,033,000	0.10
Total	—	1,033,000	—	1,033,000	0.10
Note:
In addition to the 1,033,000 shares listed above, there are 300 shares of common stock held in the name of the Company in the register of shareholders that the Company does not beneficially own.  These shares are included in “Shares with full voting rights (Others)” in Table 1 “Shares Issued” above.

(2)           Directors and Corporate Executive Officers

The change in directors or corporate executive officers in the period from the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended March 31, 2012 to the filing date of this Quarterly Securities
Report (Shihanki Houkokusho), is as follows:

Retired Corporate Executive Officer

Title	Position	Name	Date of Retirement
Corporate Executive Officer	Executive Deputy President (Officer in charge of Medical Business)	Hiroshi Yoshioka	December 31, 2012

IV           Financial Statements

(1) Consolidated Financial Statements

 (i)  Consolidated Balance Sheets (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	At March 31, 2012	At December 31, 2012
ASSETS
Current assets:
Cash and cash equivalents	894,576	698,029
Marketable securities	680,913	658,250
Notes and accounts receivable, trade	840,924	1,004,324
Allowance for doubtful accounts and sales returns	(71,009)	(80,715)
Inventories	707,052	769,582
Other receivables	202,044	171,422
Deferred income taxes	36,769	39,501
Prepaid expenses and other current assets	463,693	459,752
Total current assets	3,754,962	3,720,145

Film costs	270,048	258,297

Investments and advances:
Affiliated companies	36,800	70,193
Securities investments and other	6,282,676	6,883,951
	6,319,476	6,954,144

Property, plant and equipment:
Land	139,413	138,854
Buildings	817,730	826,648
Machinery and equipment	1,957,134	1,910,063
Construction in progress	35,648	38,801
	2,949,925	2,914,366
Less – Accumulated depreciation	2,018,927	2,003,099
	930,998	911,267

Other assets:
Intangibles, net	503,699	503,946
Goodwill	576,758	626,150
Deferred insurance acquisition costs	441,236	455,164
Deferred income taxes	100,460	95,483
Other	398,030	336,449
	2,020,183	2,017,192

Total assets	13,295,667	13,861,045
(Continued on following page.)

Consolidated Balance Sheets (Unaudited)

	Yen in millions
	At March 31, 2012	At December 31, 2012
LIABILITIES
Current liabilities:
Short-term borrowings	99,878	231,838
Current portion of long-term debt	310,483	212,656
Notes and accounts payable, trade	758,680	633,598
Accounts payable, other and accrued expenses	1,073,241	1,033,596
Accrued income and other taxes	63,396	84,648
Deposits from customers in the banking business	1,761,137	1,868,439
Other	463,166	478,323
Total current liabilities	4,529,981	4,543,098

Long-term debt	762,226	942,592
Accrued pension and severance costs	309,375	310,990
Deferred income taxes	284,499	292,913
Future insurance policy benefits and other	3,208,843	3,450,383
Policyholders’ account in the life insurance business	1,449,644	1,585,375
Other	240,978	251,349
Total liabilities	10,785,546	11,376,700
Redeemable noncontrolling interest	20,014	2,936
Commitments and contingent liabilities

EQUITY Sony Corporation’s stockholders’ equity: Common stock, no par value – At March 31, 2012–Shares authorized: 3,600,000,000, shares issued: 1,004,638,164 At December 31, 2012–Shares authorized: 3,600,000,000, shares issued: 1,004,638,164	630,923	630,923
Additional paid-in capital	1,160,236	1,126,927
Retained earnings	1,084,462	1,021,026
Accumulated other comprehensive income –
Unrealized gains on securities, net	64,882	95,565
Unrealized losses on derivative instruments, net	(1,050)	(744)
Pension liability adjustment	(186,833)	(186,748)
Foreign currency translation adjustments	(719,092)	(670,322)
	(842,093)	(762,249)
Treasury stock, at cost
Common stock At March 31, 2012–1,061,803 shares At December 31, 2012–1,033,043 shares	(4,637)	(4,459)
	2,028,891	2,012,168
Noncontrolling interests	461,216	469,241
Total equity	2,490,107	2,481,409

Total liabilities and equity	13,295,667	13,861,045

The accompanying notes are an integral part of these statements.

(ii)  Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries
	Yen in millions
	Nine months ended December 31
	2011	2012
Sales and operating revenue:
Net sales	4,236,557	4,297,417
Financial services revenue	603,636	689,940
Other operating revenue	52,593	80,465
	4,892,786	5,067,822
Costs and expenses:
Cost of sales	3,278,103	3,334,185
Selling, general and administrative	1,021,213	1,066,896
Financial services expenses	516,554	594,876
Other operating (income) expense, net	30,269	(14,855)
	4,846,139	4,981,102
Equity in net loss of affiliated companies	(112,510)	(3,765)
Operating income (loss)	(65,863)	82,955
Other income:
Interest and dividends	9,084	11,597
Gain on sale of securities investments, net	643	184
Other	6,885	2,897
	16,612	14,678
Other expenses:
Interest	17,544	20,831
Loss on devaluation of securities investments	3,155	7,477
Foreign exchange loss, net	7,436	5,812
Other	5,314	5,020
	33,449	39,140
Income (loss) before income taxes	(82,700)	58,493
Income taxes	74,807	67,917
Net loss	(157,507)	(9,424)
Less - Net income attributable to noncontrolling interests	43,940	41,450
Net loss attributable to Sony Corporation’s stockholders	(201,447)	(50,874)

	Yen
	Nine months ended December 31
	2011	2012
Per share data:
Net loss attributable to Sony Corporation’s stockholders
– Basic	(200.73)	(50.69)
– Diluted	(200.73)	(50.69)

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries
	Yen in millions
	Three months ended December 31
	2011	2012
Sales and operating revenue:
Net sales	1,588,421	1,660,703
Financial services revenue	219,374	265,578
Other operating revenue	15,081	21,699
	1,822,876	1,947,980
Costs and expenses:
Cost of sales	1,262,557	1,282,776
Selling, general and administrative	355,674	388,687
Financial services expenses	186,421	230,746
Other operating (income) expense, net	1,155	(1,018)
	1,805,807	1,901,191
Equity in net loss of affiliated companies	(108,797)	(360)
Operating income (loss)	(91,728)	46,429
Other income:
Interest and dividends	2,469	2,689
Gain on sale of securities investments, net	323	52
Other	1,613	879
	4,405	3,620
Other expenses:
Interest	4,983	7,356
Loss on devaluation of securities investments	2,341	7,288
Foreign exchange loss, net	9,386	4,120
Other	1,881	1,855
	18,591	20,619
Income (loss) before income taxes	(105,914)	29,430
Income taxes	28,916	25,907
Net income (loss)	(134,830)	3,523
Less - Net income attributable to noncontrolling interests	24,138	14,286
Net loss attributable to Sony Corporation’s stockholders	(158,968)	(10,763)

	Yen
	Three months ended December 31
	2011	2012
Per share data:		-
Net loss attributable to Sony Corporation’s stockholders
– Basic	(158.40)	(10.72)
– Diluted	(158.40)	(10.72)

The accompanying notes are an integral part of these statements.

(iii)  Consolidated Statements of Comprehensive Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries
	Yen in millions
	Nine months ended December 31
	2011	2012
Net loss	(157,507)	(9,424)
Other comprehensive income, net of tax ―
Unrealized gains on securities	9,798	39,176
Unrealized gains on derivative instruments	1,774	306
Pension liability adjustment	(957)	(1,375)
Foreign currency translation adjustments	(115,610)	46,605
Total comprehensive income (loss)	(262,502)	75,288
Less – Comprehensive income attributable to noncontrolling interests	45,477	46,318
Comprehensive income (loss) attributable to Sony Corporation's stockholders	(307,979)	28,970

	Yen in millions
	Three months ended December 31
	2011	2012
Net income (loss)	(134,830)	3,523
Other comprehensive income, net of tax ―
Unrealized gains (losses) on securities	(9,297)	20,524
Unrealized gains (losses) on derivative instruments	(55)	169
Pension liability adjustment	(3,035)	(3,421)
Foreign currency translation adjustments	25,116	131,934
Total comprehensive income (loss)	(122,101)	152,729
Less – Comprehensive income attributable to noncontrolling interests	19,635	15,628
Comprehensive income (loss) attributable to Sony Corporation's stockholders	(141,736)	137,101

The accompanying notes are an integral part of these statements.

 (iv)  Consolidated Statements of Cash Flows (Unaudited)

Sony Corporation and Consolidated Subsidiaries
	Yen in millions
	Nine months ended December 31
	2011	2012
Cash flows from operating activities:
Net loss	(157,507)	(9,424)
Adjustments to reconcile net loss to net cash
provided by operating activities –
Depreciation and amortization, including amortization of deferred insurance acquisition costs	244,283	242,221
Amortization of film costs	124,263	147,004
Stock-based compensation expense	1,604	995
Accrual for pension and severance costs, less payments	9,636	831
Other operating (income) expense, net	30,269	(14,855)
Loss on sale or devaluation of securities investments, net	2,512	7,293

(Gain) loss on revaluation of marketable securities held in the financial services business for trading purposes, net	19,300	(19,265)
Loss on revaluation or impairment of securities investments held in the financial services business, net	8,762	547
Deferred income taxes	(53,716)	6,737
Equity in net loss of affiliated companies, net of dividends	129,544	4,834
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(150,924)	(130,727)
Increase in inventories	(7,055)	(36,057)
Increase in film costs	(136,785)	(124,645)
Decrease in notes and accounts payable, trade	(90,908)	(123,181)
Increase in accrued income and other taxes	31,466	19,587
Increase in future insurance policy benefits and other	224,435	283,133
Increase in deferred insurance acquisition costs	(53,961)	(54,384)
Increase in marketable securities held in the financial services business for trading purposes	(25,595)	(20,708)
(Increase) decrease in other current assets	(22,904)	34,417
Increase (decrease) in other current liabilities	25,900	(40,125)
Other	131,172	46,125
Net cash provided by operating activities	283,791	220,353

(Continued on following page.)

Consolidated Statements of Cash Flows (Unaudited)

	Yen in millions
	Nine months ended December 31
	2011	2012
Cash flows from investing activities:
Payments for purchases of fixed assets	(272,614)	(236,302)
Proceeds from sales of fixed assets	16,955	26,157
Payments for investments and advances by financial service business	(737,689)	(779,259)
Payments for investments and advances (other than financial services business)	(16,907)	(58,323)
Proceeds from sales or return of investments and collections of advances by financial services business	372,619	269,826
Proceeds from sales or return of investments and collections of advances (other than financial services business)	22,820	27,847
Proceeds from sales of businesses	2,502	52,756
Other	5,146	(23,722)
Net cash used in investing activities	(607,168)	(721,020)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	18,961	149,767
Payments of long-term debt	(96,887)	(235,444)
Increase in short-term borrowings, net	158,340	109,973
Increase in deposits from customers in the financial services business, net	111,494	197,809
Proceeds from issuance of convertible bonds	—	150,000
Dividends paid	(25,108)	(25,072)
Payment for purchase of So-net shares from noncontrolling interests	—	(54,944)
Other	(7,305)	(5,515)
Net cash provided by financing activities	159,495	286,574
Effect of exchange rate changes on cash and cash equivalents	(48,822)	17,546
Net decrease in cash and cash equivalents	(212,704)	(196,547)
Cash and cash equivalents at beginning of the fiscal year	1,014,412	894,576
Cash and cash equivalents at end of the period	801,708	698,029

The accompanying notes are an integral part of these statements.

Index to Notes to Consolidated Financial Statements
Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)
Sony Corporation and Consolidated Subsidiaries

1. Summary of significant accounting policies

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for certain disclosures which have been omitted.  Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with U.S. GAAP.  These adjustments were not recorded in the statutory books and records as Sony Corporation and its subsidiaries in Japan maintain their records and prepare their statutory financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles.

(1)  Recently adopted accounting pronouncements:

Accounting for costs associated with acquiring or renewing insurance contracts -

In October 2010, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance for costs associated with acquiring or renewing insurance contracts.  Under the new guidance, acquisition costs are to include only those costs that are directly related to the acquisition or renewal of insurance contracts by applying a model similar to the accounting for loan origination costs.  An entity may defer incremental direct costs of contract acquisitions that are incurred in transactions with independent third parties or employees as well as the portion of employee compensation and other costs directly related to underwriting, policy issuance and processing, medical inspection, and contract selling for successfully negotiated contracts.  Additionally, an entity may capitalize as a deferred acquisition cost only those advertising costs meeting the capitalization criteria for direct-response advertising.  This guidance was effective for Sony as of April 1, 2012.  Sony applied this guidance prospectively from the date of adoption.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Testing goodwill for impairment -

In September 2011, the FASB issued a new standard to simplify how an entity tests goodwill for impairment.  The new standard allows companies an option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining if it is necessary to perform the two-step quantitative goodwill impairment test.  Under the new standard, a company is no longer required to calculate the fair value of a reporting unit unless the company determines, based on the qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount.  The new standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  This standard was effective for Sony as of April 1, 2012. 　The adoption of this standard did not have a material impact on Sony’s results of operations and financial position.

Presentation of comprehensive income -

In June 2011, the FASB issued new accounting guidance for the presentation of comprehensive income.  The amendments require reporting entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements.  This change is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and is applied retrospectively.  Subsequently, in December 2011, the FASB issued updated accounting guidance for deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income.  The remaining requirements of the guidance issued in June 2011 become effective as originally issued.  The guidance was effective for Sony as of April 1, 2012.  Since this guidance impacts disclosures only, its adoption did not have an impact on Sony’s results of operations and financial position.

Impairment of film costs -

　    In October 2012, the FASB issued new accounting guidance for the impairment of unamortized film costs.  The guidance has the effect of incorporating into the impairment analysis of unamortized film costs only information that was known or knowable as of the balance sheet date, consistent with how information is incorporated into other fair value measurements.  The new guidance is effective for Sony for impairment assessments performed on or after December 15, 2012.  Sony applied this guidance prospectively from the date of adoption.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

(2)	Change in depreciation method:

Effective April 1, 2012, Sony Corporation and its Japanese subsidiaries changed the depreciation method for property, plant and equipment, except for certain semiconductor manufacturing facilities and buildings whose depreciation is computed on the straight-line method, from the declining-balance method to the straight-line method.  Concurrently, estimated useful lives for certain assets were also changed.  Sony believes that the straight-line method better reflects the pattern of consumption of the estimated future benefits to be derived from those assets being depreciated and provides a better matching of costs and revenues over the assets’ estimated useful lives.

In accordance with the accounting guidance for a change in accounting estimate effected by a change in accounting principle, a change in depreciation method is treated on a prospective basis as a change in estimate and prior period results have not been restated.  The net effect of the changes caused a decrease in depreciation expense of 2,296 million yen and 7,529 million yen for the three and nine months ended December 31, 2012, respectively, which is primarily included in cost of sales in the consolidated statements of income.  Net loss attributable to Sony Corporation’s stockholders, basic net loss per share attributable to Sony Corporation’s stockholders and diluted net loss per share attributable to Sony Corporation’s stockholders decreased by 2,321 million yen, 2.31 yen and 2.31 yen, respectively, for the three months ended December 31, 2012, and decreased by 6,423 million yen, 6.40 yen and 6.40 yen, respectively, for the nine months ended December 31, 2012.

(3)	Accounting methods used specifically for interim consolidated financial statements:

Income Taxes -

Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or extraordinary transactions.  Such income tax provision is separately reported from the provision based on the ETR in the interim period in which they occur.

(4)	Out of period adjustment:

In the first quarter of the fiscal year ended March 31, 2012, Sony recorded an out of period adjustment to correct an error in the calculation of indirect taxes at a subsidiary.  The indirect tax calculation error began in 2005 and continued until it was identified by Sony in the first quarter of the fiscal year ended March 31, 2012.  The adjustment, which primarily related to the Home Entertainment & Sound segment, impacted net sales, selling, general and administrative expenses and interest expenses and, in the aggregate, increased loss before income taxes in consolidated statements of income by 4,413 million yen for the nine months ended December 31, 2011.  Sony determined that the adjustment was not material to the consolidated financial statements for the three and nine months ended December 31, 2011 or any prior annual or interim periods and for the year ended March 31, 2012.

2. Marketable securities and securities investments

Marketable securities and securities investments, mainly included in the Financial Services segment, are comprised of debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2012				December 31, 2012
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale:
Debt securities:
Japanese national government bonds	1,036,946	55,384	(879)	1,091,451	1,106,460	71,562	(1,317)	1,176,705

Japanese local government bonds	33,513	163	(1)	33,675	66,259	214	(3)	66,470

Japanese corporate bonds	293,885	1,489	(224)	295,150	236,386	1,288	(141)	237,533

Foreign corporate bonds	377,609	4,705	(7,063)	375,251	425,755	10,344	(1,792)	434,307

Other	22,383	1,548	(6)	23,925	19,928	3,055	—	22,983
	1,764,336	63,289	(8,173)	1,819,452	1,854,788	86,463	(3,253)	1,937,998

Equity securities	60,694	53,016	(1,513)	112,197	58,892	68,513	(271)	127,134

Held-to-maturity
securities:
Japanese national government bonds	3,404,069	157,740	(4,499)	3,557,310	3,744,628	164,835	(8,115)	3,901,348

Japanese local government bonds	12,592	277	—	12,869	8,234	317	—	8,551

Japanese corporate bonds	31,379	1,501	—	32,880	29,720	1,563	(2)	31,281

Foreign corporate bonds	46,441	10	—	46,451	46,333	15	—	46,348
	3,494,481	159,528	(4,499)	3,649,510	3,828,915	166,730	(8,117)	3,987,528

Total	5,319,511	275,833	(14,185)	5,581,159	5,742,595	321,706	(11,641)	6,052,660

3. Fair value measurements

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis are as follows:

	Yen in millions
	March 31, 2012
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities

Assets:
Trading securities	214,036	219,455	—	433,491	433,491	—	—	—
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,091,451	—	1,091,451	23,267	1,068,184	—	—
Japanese local government bonds	—	33,675	—	33,675	1,405	32,270	—	—
Japanese corporate bonds	—	293,637	1,513	295,150	123,434	171,716	—	—
Foreign corporate bonds	—	359,960	15,291	375,251	75,764	299,487	—	—
Other	—	23,616	309	23,925	—	23,925	—	—
Equity securities	111,517	680	—	112,197	—	112,197	—	—
Other investments *1	5,475	4,592	73,451	83,518	—	83,518	—	—
Derivative assets *2	—	18,518	—	18,518	—	—	18,513	5
Total assets	331,028	2,045,584	90,564	2,467,176	657,361	1,791,297	18,513	5
Liabilities:
Derivative liabilities *2	—	41,218	—	41,218	—	—	40,034	1,184
Total liabilities	—	41,218	—	41,218	—	—	40,034	1,184

	Yen in millions
	December 31, 2012
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities

Assets:
Trading securities	238,036	234,863	—	472,899	472,899	—	—	—
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,176,705	—	1,176,705	37,566	1,139,139	—	—
Japanese local government bonds	—	66,470	—	66,470	821	65,649	—	—
Japanese corporate bonds	—	235,318	2,215	237,533	61,413	176,120	—	—
Foreign corporate bonds	—	415,130	19,177	434,307	76,695	357,612	—	—
Other	—	22,983	—	22,983	62	22,921	—	—
Equity securities	127,064	70	—	127,134	—	127,134	—	—
Other investments *1	5,884	2,631	69,881	78,396	—	78,396	—	—
Derivative assets *2	—	22,411	—	22,411	—	—	22,400	11
Total assets	370,984	2,176,581	91,273	2,638,838	649,456	1,966,971	22,400	11
Liabilities:
Derivative liabilities *2	—	55,660	—	55,660	—	—	55,018	642
Total liabilities	—	55,660	—	55,660	—	—	55,018	642

*1 Other investments include certain hybrid financial instruments and certain private equity investments.
*2 Derivative assets and liabilities are recognized and disclosed on a gross basis.

4. Supplemental equity and comprehensive income information

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests and the total equity for the nine months ended December 31, 2011 is as follows:

		Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2011	2,547,987	388,592	2,936,579
Exercise of stock acquisition rights	4	163	167
Stock-based compensation	1,548		1,548
Comprehensive income:
Net income (loss)	(201,447)	43,940	(157,507)
Other comprehensive income, net of tax ―
Unrealized gains on securities	7,252	2,546	9,798
Unrealized gains on derivative instruments	1,774		1,774
Pension liability adjustment	(957)		(957)
Foreign currency translation adjustments	(114,601)	(1,009)	(115,610)
Total comprehensive income (loss)	(307,979)	45,477	(262,502)
Dividends declared	(12,545)	(6,515)	(19,060)
Transactions with noncontrolling interests shareholders and other	(1,431)	241	(1,190)
Balance at December 31, 2011	2,227,584	427,958	2,655,542

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests and the total equity for the nine months ended December 31, 2012 is as follows:

		Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2012	2,028,891	461,216	2,490,107
Exercise of stock acquisition rights		109	109
Stock-based compensation	629		629
Comprehensive income:
Net income (loss)	(50,874)	41,450	(9,424)
Other comprehensive income, net of tax ―
Unrealized gains on securities	30,683	8,493	39,176
Unrealized gains on derivative instruments	306		306
Pension liability adjustment	85	(1,460)	(1,375)
Foreign currency translation adjustments	48,770	(2,165)	46,605
Total comprehensive income	28,970	46,318	75,288
Dividends declared	(12,545)	(7,796)	(20,341)
Transactions with noncontrolling interests shareholders and other	(33,777)	(30,606)	(64,383)
Balance at December 31, 2012	2,012,168	469,241	2,481,409

For the nine months ended December 31, 2011, there was no material effect of changes in Sony Corporation’s ownership interest in its subsidiaries on Sony Corporation’s stockholders’ equity.  For the nine months ended December 31, 2012, Sony Corporation conducted a tender offer in September 2012 to purchase an additional 96,511 common shares of its subsidiary So-net Entertainment Corporation which resulted in a decrease in additional paid-in capital of 33,638 million yen as an equity transaction with noncontrolling interests.

5. Thai Floods

In October 2011, certain of Sony’s Thailand subsidiaries temporarily closed operations due to significant floods (the “Floods”).  The Floods caused significant damage to certain fixed assets including buildings, machinery and equipment as well as inventories in manufacturing sites and warehouses located in Thailand.  In addition, the Floods impacted the operations of certain Sony subsidiaries in Japan and other countries.

Insurance claims in the amount of 45,749 million yen were agreed to by the insurance carriers for the nine months ended December 31, 2012 and were fully received by January 2013.  Insurance claims agreed to by the insurance carriers for the three months ended December 31, 2012 were 4,491 million yen and a substantial portion was received in January 2013.  Of the total agreed amount of 45,749 million yen, 36,962 million yen related to insurance recoveries for fixed assets, inventories and additional expenses, and business interruption insurance recoveries which applied to the lost profit that occurred from January 1, 2012 to May 31, 2012 in addition to the unsettled portion of insurance claimed in the fiscal year ended March 31, 2012, and the remaining 8,787 million yen mainly related to insurance claims deemed probable of collection and recorded as receivables in the fiscal year ended March 31, 2012.  The recoveries were primarily recorded in other operating revenue and other operating (income) expense, net in the consolidated statements of income and offset charges relating to damages and losses, resulting in a net benefit of 3,402 million yen and 32,634 million yen during the three and nine months ended December 31, 2012, respectively.

6. EMI Music Publishing investment

On June 29, 2012, an investor group which included a wholly owned subsidiary of Sony Corporation completed its acquisition of EMI Music Publishing.  To effect the acquisition, the investor group formed DH Publishing, L.P. (“DHP”) which acquired EMI Music Publishing for total consideration of 2.2 billion U.S. dollars.  Sony invested 320 million U.S. dollars in DHP, through Nile Acquisition LLC, for a 39.8% equity interest.  Nile Acquisition LLC is a joint venture with the third party investor of Sony’s U.S. based music publishing subsidiary in which Sony holds a 74.9% ownership interest.  In addition, DHP entered into an agreement with Sony’s U.S. based music publishing subsidiary in which the subsidiary will provide administration services to DHP (the “Administration Agreement”).  Sony accounts for its interest in DHP under the equity method.  DHP was determined to be a variable interest entity (“VIE”) as many of the decision making rights for the entity do not reside within the entity’s equity interests, but rather are embedded in the Administration Agreement.  Under the terms of the Administration Agreement, the largest non-Sony shareholder has approval rights over decisions regarding the activities that most significantly impact DHP, including the acquisition and retention of copyrights and the licensing of songs.  These approval rights result in Sony and the largest non-Sony shareholder sharing the power to direct the activities of DHP, and as such Sony is not the primary beneficiary of the VIE.  At December 31, 2012, the only amounts recorded on Sony’s consolidated balance sheet that relate to the VIE is Sony’s net investment of 282 million U.S. dollars and a net receivable balance of 3 million U.S. dollars.  Sony’s maximum exposure to losses as of December 31, 2012 are the aggregate amounts recorded on its balance sheet of 285 million U.S. dollars.

7. Chemical products related business divestiture

On September 28, 2012, Sony sold the chemical products related business, which was included in the Devices segment, to the Development Bank of Japan (“DBJ”).  As a result of the transaction, the transfer of Sony's domestic and overseas operations of the chemical products related business, including all shares in Sony Chemical & Information Device Corporation, to DBJ has been completed.  The sale resulted in net cash proceeds of 52,756 million yen, subject to the finalization of certain post-closing conditions and adjustments, and a gain of 7,674 million yen, recorded in other operating (income) expense, net in the consolidated statements of income, for the nine months ended December 31, 2012.

8. Acquisition of Gaikai

On August 10, 2012, Sony acquired Gaikai Inc. (“Gaikai”) for total cash consideration of 28,167 million yen.  Gaikai has developed a high quality, fast interactive cloud-streaming platform that enables streaming of a broad array of content ranging from immersive core games with rich graphics to casual content to a wide variety of devices via the internet.

9. Issuance of Zero Coupon Convertible Bonds

In November 2012, Sony issued 150,000 million yen of Zero Coupon Convertible Bonds due 2017 (the “Zero Coupon Convertible Bonds”).  The bondholders are entitled to stock acquisition rights effective from December 14, 2012 to November 16, 2017.  The initial conversion price is 957 yen per common share.  Aside from the standard anti-dilution provisions, the conversion price is reduced for a certain period before an early redemption triggered upon the occurrence of certain corporate events including a merger, corporate split and delisting event.  The reduced amount of the conversion price will be determined by a formula which is based on the effective date of the reduction and Sony’s common stock price.  The reduced conversion price ranges from 870 yen to 957 yen per common share.  The conversion price is also adjusted for dividends in excess of 25 yen per common share per fiscal year.  The bondholders may require Sony to redeem the Zero Coupon Convertible Bonds on or after a reduction in the conversion price is triggered at 100% of its principal amount, together with a redemption premium which begins at 2.5% of the principal amount and ends at zero, amortized on a straight-line basis over the term of the Zero Coupon Convertible Bonds.  In addition, Sony has the option to redeem all of the Zero Coupon Convertible Bonds outstanding at 100% of the principal amount after November 30, 2015, if the closing sales prices per share of Sony’s common stock on the Tokyo Stock Exchange on 20 consecutive trading days are 130% or more of the conversion price, or at any time if less than 10% of the original issuance is outstanding.  Sony was not required to bifurcate any of the embedded features contained in the Zero Coupon Convertible Bonds for accounting purposes.

There are no significant adverse debt covenants related to the Zero Coupon Convertible Bonds, although there are certain cross-default provisions.

10. Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted net income (loss) attributable to Sony Corporation’s stockholders per share (“EPS”) for the nine and three months ended December 31, 2011 and 2012 is as follows:

	Yen in millions
	Nine months ended December 31
	2011	2012
Net loss attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	(201,447)	(50,874)

	Thousands of shares
Weighted-average shares outstanding	1,003,579	1,003,586
Effect of dilutive securities:
Stock acquisition rights	—	—
Convertible bonds	—	—
Zero coupon convertible bonds	—	—
Weighted-average shares for diluted EPS computation	1,003,579	1,003,586

	Yen
Basic EPS	(200.73)	(50.69)
Diluted EPS	(200.73)	(50.69)

Potential shares of common stock upon the exercise of stock acquisition rights, convertible bonds and zero coupon convertible bonds, which were excluded from the computation of diluted EPS for the nine months ended December 31, 2011 and 2012 were 22,424 thousand shares and 180,536 thousand shares, respectively.  All potential shares were excluded as anti-dilutive for the nine months ended December 31, 2011 and 2012 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for these periods.

	Yen in millions
	Three months ended December 31
	2011	2012
Net loss attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	(158,968)	(10,763)

	Thousands of shares
Weighted-average shares outstanding	1,003,581	1,003,594
Effect of dilutive securities:
Stock acquisition rights	—	—
Convertible bonds	—	—
Zero coupon convertible bonds		—
Weighted-average shares for diluted EPS computation	1,003,581	1,003,594

	Yen
Basic EPS	(158.40)	(10.72)
Diluted EPS	(158.40)	(10.72)

Potential shares of common stock upon the exercise of stock acquisition rights, convertible bonds and zero coupon convertible bonds, which were excluded from the computation of diluted EPS for the three months ended December 31, 2011 and 2012 were 22,424 thousand shares and 180,536 thousand shares, respectively.  All potential shares were excluded as anti-dilutive for the three months ended December 31, 2011 and 2012 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for these periods.

11. Commitments, contingent liabilities and other

(1)  Commitments:

A. Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts.  As of December 31, 2012, the total unused portion of the lines of credit extended under these contracts was 19,151 million yen.  The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

B. Purchase commitments and other

Purchase commitments and other outstanding at December 31, 2012 amounted to 314,299 million yen.  The major components of these commitments are as follows:

In the ordinary course of business, Sony makes commitments for the purchase of property, plant and equipment.  As of December 31, 2012, such commitments outstanding were 40,057 million yen.

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events.  These agreements cover various periods mainly within 5 years.  As of December 31, 2012, these subsidiaries were committed to make payments under such contracts of 109,200 million yen.

Certain subsidiaries in the Music segment have entered into long-term contracts with recording artists and companies for the production and/or distribution of prerecorded music and videos.  These contracts cover various periods mainly within 5 years.  As of December 31, 2012, these subsidiaries were committed to make payments of 45,737 million yen under such long-term contracts.

Sony has entered into long-term sponsorship contracts related to advertising and promotional rights.  These contracts cover various periods mainly within 10 years.  As of December 31, 2012, Sony has committed to make payments of 51,584 million yen under such long-term contracts.

In addition to the above, Sony has other commitments as follows:

During the fiscal year ended March 31, 2012, there was a receipt of an advance payment from a commercial customer.  As a result, as of December 31, 2012, Sony recorded 22,339 million yen in other current liabilities and 22,339 million yen in other long-term liabilities based on anticipated delivery dates.  The contract, as subsequently amended on December 13, 2012, specifies that the advance payment is subject to reimbursement under certain contingent conditions including a downgrade of Sony’s credit rating by either S&P (lower than “BBB-”) or Moody’s (lower than “Baa3”).  The advance payment amounts will be reduced at the time of future product sales to the commercial customer.

On June 12, 2012, Sony entered into an agreement to acquire approximately 32% of the shares of Multi Screen Media Private Limited (“MSM”), which operates television networks in India.  The agreement will bring Sony’s interest in MSM to approximately 94%.  The closing for this transaction is expected to take place by the end of March 2013, subject to receipt of any necessary government approval and customary closing conditions.  Sony will pay total cash consideration of 271 million U.S. dollars, with 145 million U.S. dollars expected to be paid by Sony at the closing of the acquisition and the remaining 126 million U.S. dollars to be paid in three equal annual installments starting from the fiscal year ending March 31, 2014.

On September 28, 2012, Sony entered into a business alliance agreement and capital alliance agreement with Olympus Corporation (“Olympus”).  Under the terms of the capital alliance agreement, Olympus will issue 34,387,900 common shares at 1,454 yen per share to Sony through a third-party allotment in two tranches.  Accordingly, Sony made an investment of 19,047 million yen on October 23, 2012 for the first third-party allotment of 13,100,000 shares and acquired 4.35% of the total voting rights of Olympus.  The payment period for the second third-party allotment of 21,287,900 shares is October 23, 2012 through February 28, 2013.  Subject to all closing conditions, including necessary regulatory approvals, under the capital alliance agreement, Sony will make the additional investment of 30,953 million yen.  For the second third-party allotment, Sony expects to acquire an additional 7.07% of the total voting rights of Olympus.  As a result, Sony expects to increase its ownership of the total voting rights of Olympus to 11.46%.

(2)  Contingent liabilities:

Sony had contingent liabilities, including guarantees given in the ordinary course of business, which amounted to 86,718 million yen at December 31, 2012.  The major components of these contingent liabilities are as follows:

Sony has agreed to repay the outstanding principal plus accrued interest up to a maximum of 303 million U.S. dollars to the creditor of the third-party investor of Sony’s U.S. based music publishing subsidiary should the third-party investor default on its obligation.  The obligation of the third-party investor is collateralized by its 50% interest in Sony’s music publishing subsidiary.  Should Sony have to make a payment under the terms of the guarantee, Sony would assume the creditor’s rights to the underlying collateral.  At December 31, 2012, the fair value of the collateral exceeded 303 million U.S. dollars.

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the DOJ Antitrust Division seeking information about its secondary batteries business.  Sony understands that the DOJ and agencies outside the United States are investigating competition in the secondary batteries market.  Subsequently, a number of purported class action lawsuits were filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies.  Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of these matters.

Beginning in early 2011, the network services of PlayStation®Network, Qriocity™, Sony Online Entertainment LLC and websites of other subsidiaries came under cyber-attack.  As of February 14, 2013, Sony has not received any confirmed reports of customer identity theft issues or misuse of credit cards from such cyber-attacks.  However, in connection with certain of these matters, Sony has received inquiries from authorities in a number of jurisdictions, including orders for reports issued by the Ministry of Economy, Trade and Industry of Japan as well as the Financial Services Agency of Japan, formal and/or informal requests for information from Attorneys General from a number of states in the United States and the U.S. Federal Trade Commission, various U.S. congressional inquiries and others.  Additionally, Sony Corporation and/or certain of its subsidiaries have been named in a number of purported class actions in certain jurisdictions, including the United States.   Based on the stage of these inquiries and proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the DOJ seeking information about its optical disk drive business.  Sony understands that the DOJ and agencies outside the United States are investigating competition in optical disk drives.  Subsequently, a number of purported class action lawsuits were filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of these matters.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings.  However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material effect on Sony’s consolidated financial statements.

(3)  Redeemable noncontrolling interest:

In April 2009, Sony sold a portion of its 50% ownership interest in Game Show Network, LLC (“GSN”), which operates a U.S. cable network and online business, to the other investor in GSN.  In March 2011, Sony acquired an additional 5% equity interest in GSN from the successor in interest to the other investor (the “Current Investor”).  As part of the acquisition, Sony obtained a controlling interest in GSN and, as a result, consolidated GSN.  In connection with this transaction, Sony granted a put right to the Current Investor for an additional 18% interest in GSN.  In September 2012, the Current Investor exercised its put right to sell an 18% interest in GSN to Sony for 234 million U.S. dollars (the “GSN Share Purchase”).  The GSN Share Purchase received regulatory approval and closed on December 7, 2012 (the “Closing Date”).  Prior to exercise, the put right was accounted for as redeemable securities and was reported in the mezzanine equity section in the consolidated balance sheets.  After exercise, the 234 million U.S. dollars owed to the Current Investor (“the Put Payment”) is reported as a liability in the consolidated balance sheets.  The Put Payment is payable to the Current Investor in two payments of 117 million U.S. dollars each plus interest thereon at 10% per annum from the Closing Date to each payment date.  The first payment is due no later than April 15, 2013 and the second payment is due no later than April 15, 2014; provided, however, that Sony may make each payment at any time up to the due date with no prepayment penalty.

12. Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance.  The CODM does not evaluate segments using discrete asset information.  Sony’s CODM is its Chief Executive Officer and President.

Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2013, to reflect modifications to the organizational structure as of April 1, 2012, primarily repositioning the operations of the previously reported Consumer, Products & Services (“CPS”), Professional, Device & Solutions (“PDS”) and Sony Mobile Communications segments.  In connection with this realignment, the operations of the former CPS, PDS and Sony Mobile Communications segments are included in five newly established segments, namely the Imaging Products & Solutions (“IP&S”), Game, Mobile Products & Communications (“MP&C”), Home Entertainment & Sound (“HE&S”), and Devices segments, as well as All Other.  The network business previously included in the CPS segment and the medical business previously included in the PDS segment are now included in All Other.  In connection with this realignment, both sales and operating revenue and operating income (loss) of each segment for the three and nine months ended December 31, 2011 have been restated to conform to the current quarter’s presentation.  The Pictures, Music and Financial Services segments remain unchanged.

Business segments -
Sales and operating revenue:

	Yen in millions
	Nine months ended December 31
	2011	2012
Sales and operating revenue:
Imaging Products & Solutions -
Customers	584,867	554,269
Intersegment	3,726	2,574
Total	588,593	556,843
Game -
Customers	531,590	408,328
Intersegment	98,458	126,270
Total	630,048	534,598
Mobile Products & Communications -
Customers	428,109	882,421
Intersegment	184	22,405
Total	428,293	904,826
Home Entertainment & Sound -
Customers	1,049,967	811,294
Intersegment	294	270
Total	1,050,261	811,564
Devices -
Customers	515,391	456,365
Intersegment	271,475	228,118
Total	786,866	684,483
Pictures -
Customers	474,053	524,938
Intersegment	230	374
Total	474,283	525,312
Music -
Customers	327,397	316,912
Intersegment	9,277	7,591
Total	336,674	324,503
Financial Services -
Customers	603,636	689,940
Intersegment	2,197	2,331
Total	605,833	692,271
All Other -
Customers	339,629	387,609
Intersegment	49,221	44,061
Total	388,850	431,670
Corporate and elimination	(396,915)	(398,248)
Consolidated total	4,892,786	5,067,822

Game intersegment amounts primarily consist of transactions with All Other.

Devices intersegment amounts primarily consist of transactions with the Game segment and the IP&S segment.

All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the Game segment.

Corporate and elimination includes certain brand and patent royalty income.

	Yen in millions
	Three months ended December 31
	2011	2012
Sales and operating revenue:
Imaging Products & Solutions -
Customers	188,402	179,599
Intersegment	954	903
Total	189,356	180,502
Game -
Customers	275,294	218,988
Intersegment	40,792	49,476
Total	316,086	268,464
Mobile Products & Communications -
Customers	163,909	306,547
Intersegment	87	12,285
Total	163,996	318,832
Home Entertainment & Sound -
Customers	394,262	323,623
Intersegment	46	148
Total	394,308	323,771
Devices -
Customers	165,719	156,125
Intersegment	67,499	61,178
Total	233,218	217,303
Pictures -
Customers	160,426	208,794
Intersegment	127	139
Total	160,553	208,933
Music -
Customers	119,671	123,440
Intersegment	3,747	2,989
Total	123,418	126,429
Financial Services -
Customers	219,374	265,578
Intersegment	722	777
Total	220,096	266,355
All Other -
Customers	129,751	154,264
Intersegment	19,799	18,320
Total	149,550	172,584
Corporate and elimination	(127,705)	(135,193)
Consolidated total	1,822,876	1,947,980

Game intersegment amounts primarily consist of transactions with All Other.

Devices intersegment amounts primarily consist of transactions with the Game segment and the IP&S segment.

All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the Game segment.

Corporate and elimination includes certain brand and patent royalty income.

Segment profit or loss:

	Yen in millions
	Nine months ended December 31
	2011	2012
Operating income (loss):
Imaging Products & Solutions	21,565	12,329
Game	40,830	3,327
Mobile Products & Communications	(52,924)	(72,569)
Home Entertainment & Sound	(145,207)	(33,770)
Devices	(28,662)	55,399
Pictures	25,621	28,318
Music	33,680	31,521
Financial Services	85,764	93,030
All Other	(30,823)	(14,281)
Total	(50,156)	103,304
Corporate and elimination	(15,707)	(20,349)
Consolidated operating income (loss)	(65,863)	82,955
Other income	16,612	14,678
Other expenses	(33,449)	(39,140)
Consolidated income (loss) before income taxes	(82,700)	58,493

Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies.

Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing intangible assets acquired from Telefonaktiebolaget LM Ericsson at the time of the acquisition of Sony Mobile Communications AB (formerly known as Sony Ericsson Mobile Communications AB), which are not allocated to segments.

Within the HE&S segment, the operating losses of Televisions, which primarily consists of LCD televisions, for the nine months ended December 31, 2011 and 2012 were 156,822 million yen and 31,540 million yen, respectively.  The operating losses of Televisions exclude restructuring charges which are included in the overall segment results and not allocated to product categories.

	Yen in millions
	Three months ended December 31
	2011	2012
Operating income (loss):
Imaging Products & Solutions	(6,728)	(2,873)
Game	33,777	4,597
Mobile Products & Communications	(48,423)	(21,332)
Home Entertainment & Sound	(89,815)	(7,972)
Devices	(15,556)	9,678
Pictures	715	25,313
Music	15,260	16,396
Financial Services	32,590	34,238
All Other	(7,655)	734
Total	(85,835)	58,779
Corporate and elimination	(5,893)	(12,350)
Consolidated operating income (loss)	(91,728)	46,429
Other income	4,405	3,620
Other expenses	(18,591)	(20,619)
Consolidated income (loss) before income taxes	(105,914)	29,430

Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies.

Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing intangible assets acquired from Telefonaktiebolaget LM Ericsson at the time of the acquisition of Sony Mobile Communications AB (formerly known as Sony Ericsson Mobile Communications AB), which are not allocated to segments.

Within the HE&S segment, the operating losses of Televisions, which primarily consists of LCD televisions, for the three months ended December 31, 2011 and 2012 were 101,318 million yen and 14,727 million yen, respectively.  The operating losses of Televisions exclude restructuring charges which are included in the overall segment results and not allocated to product categories.

Other Significant Items:

The following table includes a breakdown of sales and operating revenue to external customers by product category in the following segments: IP&S, MP&C, HE&S and Devices.  The IP&S, MP&C, HE&S and Devices segments are each managed as a single operating segment by Sony’s management.
	Yen in millions
	Nine months ended December 31
Sales and operating revenue:	2011	2012
Imaging Products & Solutions
Digital Imaging Products	386,921	360,621
Professional Solutions	190,659	181,413
Other	7,287	12,235
Total	584,867	554,269

Game	531,590	408,328

Mobile Products & Communications
Mobile Communications	—	514,697
Personal and Mobile Products	423,786	363,730
Other	4,323	3,994
Total	428,109	882,421

Home Entertainment & Sound
Televisions	693,968	486,373
Audio and Video	350,436	320,536
Other	5,563	4,385
Total	1,049,967	811,294

Devices
Semiconductors	284,070	235,217
Components	228,748	213,053
Other	2,573	8,095
Total	515,391	456,365

Pictures	474,053	524,938
Music	327,397	316,912
Financial Services	603,636	689,940
All Other	339,629	387,609
Corporate	38,147	35,746
Consolidated total	4,892,786	5,067,822

	Yen in millions
	Three months ended December 31
Sales and operating revenue:	2011	2012
Imaging Products & Solutions
Digital Imaging Products	116,619	122,135
Professional Solutions	69,187	54,422
Other	2,596	3,042
Total	188,402	179,599

Game	275,294	218,988

Mobile Products & Communications
Mobile Communications	-	162,548
Personal and Mobile Products	162,392	142,734
Other	1,517	1,265
Total	163,909	306,547

Home Entertainment & Sound
Televisions	238,194	182,675
Audio and Video	154,745	139,589
Other	1,323	1,359
Total	394,262	323,623

Devices
Semiconductors	90,102	89,953
Components	75,225	65,113
Other	392	1,059
Total	165,719	156,125

Pictures	160,426	208,794
Music	119,671	123,440
Financial Services	219,374	265,578
All Other	129,751	154,264
Corporate	6,068	11,022
Consolidated total	1,822,876	1,947,980

Sony has realigned its product category configuration from the first quarter of the fiscal year ending March 31, 2013.  In connection with the realignment, all prior period sales amounts by product category in the table above have been restated to conform to the current presentation.

In the IP&S segment, Digital Imaging Products includes compact digital cameras, video cameras and interchangeable single lens cameras; Professional Solutions includes broadcast- and professional-use products.  In the MP&C segment, Mobile Communications includes mobile phones; Personal and Mobile Products includes personal computers.  In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes home audio, Blu-ray disc players and recorders, and memory-based portable audio devices.  In the Devices segment, Semiconductors includes image sensors; Components includes batteries, recording media and data recording systems.

Geographic Information -

Sales and operating revenue attributed to countries based on location of external customers are as follows:

	Yen in millions
	Nine months ended December 31
Sales and operating revenue:	2011	2012
Japan	1,525,999	1,596,000
United States	920,739	810,047
Europe	961,719	1,013,257
China	386,567	361,626
Asia-Pacific	490,359	603,663
Other Areas	607,403	683,229
Total	4,892,786	5,067,822

	Yen in millions
	Three months ended December 31
Sales and operating revenue:	2011	2012
Japan	557,525	599,380
United States	349,785	337,101
Europe	401,391	419,979
China	118,360	102,027
Asia-Pacific	159,137	221,535
Other Areas	236,678	267,958
Total	1,822,876	1,947,980

Major areas in each geographic segment excluding Japan, United States and China are as follows:

       　 (1) Europe:                   United Kingdom, France, Germany, Russia, Spain and Sweden
       　 (2) Asia-Pacific:           India, South Korea and Oceania
       　 (3) Other Areas:          The Middle East/Africa, Brazil, Mexico and Canada

There are not any individually material countries with respect to the sales and operating revenue included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at amounts which Sony’s management believes approximate as arms-length transactions.

There were no sales and operating revenue with any single major external customer for the nine and three months ended December 31, 2011 and 2012.

13. Subsequent events

(1)	Sale of 550 Madison Avenue Building

On January 17, 2013, Sony entered into an agreement to sell its U.S. headquarters building, located in New York City.  The sales price is 1.1 billion U.S. dollars, and the sale is expected to close in March 2013.  After repaying debt related to the building and other transaction costs, Sony expects to receive net cash proceeds of approximately 770 million U.S. dollars and realize a gain on the sale of approximately 685 million U.S. dollars.  Sony will remain in the building for up to three years under a leaseback arrangement with the purchaser.

(2)	Issuance of bonds

On January 31, 2013, Sony Financial Holdings Inc., a subsidiary of Sony Corporation, issued 10 billion yen of unsecured corporate bonds under its domestic bond shelf registration.  The bonds have interest rate and maturity date as follows:

Amount	Interest rate	Maturity date
10 billion yen	0.434% per annum	February 5, 2018

(2)  Other Information

(1) Dividends declared

An interim cash dividend for Sony Corporation’s common stock was approved at the Board of Directors meeting held on October 31, 2012 as below:

1. Total amount of interim cash dividends:
12,545 million yen
2. Amount of interim cash dividends per share:
12.50 yen
3. Payment date:
December 3, 2012
Interim cash dividends for the fiscal year ending March 31, 2013 have been incorporated in the accompanying consolidated financial statements.

Note: Interim cash dividends were distributed to the shareholders recorded or registered as the holders or pledgees of shares in Sony Corporation’s register of shareholders at the end of September 30, 2012.

(2) Litigation

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the DOJ Antitrust Division seeking information about its secondary batteries business.  Sony understands that the DOJ and agencies outside the United States are investigating competition in the secondary batteries market.  Subsequently, a number of purported class action lawsuits were filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies.  Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of these matters.

Beginning in early 2011, the network services of PlayStation®Network, Qriocity™, Sony Online Entertainment LLC and websites of other subsidiaries came under cyber-attack.  As of February 14, 2013, Sony has not received any confirmed reports of customer identity theft issues or misuse of credit cards from such cyber-attacks.  However, in connection with certain of these matters, Sony has received inquiries from authorities in a number of jurisdictions, including orders for reports issued by the Ministry of Economy, Trade and Industry of Japan as well as the Financial Services Agency of Japan, formal and/or informal requests for information from Attorneys General from a number of states in the United States and the U.S. Federal Trade Commission, various U.S. congressional inquiries and others.  Additionally, Sony Corporation and/or certain of its subsidiaries have been named in a number of purported class actions in certain jurisdictions, including the United States.  Based on the stage of these inquiries and proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the DOJ seeking information about its optical disk drive business.  Sony understands that the DOJ and agencies outside the United States are investigating competition in optical disk drives.  Subsequently, a number of purported class action lawsuits were filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies.  Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of these matters.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings.  However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material effect on Sony’s consolidated financial statements.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/ Masaru Kato
(Signature) Masaru Kato Executive Vice President and Chief Financial Officer

February 14, 2013